UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                             DEL LABORATORIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    245091103
                                 (CUSIP Number)

                                December 31, 2003
              -----------------------------------------------------
             (Date of Event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         Rule 13d-1(b)  [X]
         Rule 13d-1(c)
         Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 245091103


1.   Name of Reporting Person SS or IRS Identification No. of Above Person

     Del Laboratories, Inc. Employee Stock Ownership Plan

2. Check the appropriate Box if a Member of a Group

     (a) / /
     (b) / /

3.       SEC Use Only

4.       Citizenship or Place of Organization

     USA


Number of                  5.       Sole Voting Power
Shares                              541,534
Beneficially
Owned by                   6.       Shared Voting Power
Each                                -0-
Reporting
Person With                7.       Sole Dispositive Power
                                    541,534

                           8.       Shares Dispositive Power
                                    -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person

         541,534

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

11. Percent of Class Represented by Amount in Row 9

         5.6%

12. Type of Reporting Person *

         EP


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ITEM 1.    (a)  Name of Issuer:

                Del Laboratories, Inc.

(b) Address of Issuer's Principal Executive Offices:

                178 EAB Plaza, 8th Floor
                Uniondale, NY 11556

ITEM 2.   (a)  Name of Person Filing:

                Del Laboratories, Inc. Employee Stock Ownership Plan

(b) Address of Principal Business Office, or if None, Residence:

                178 EAB Plaza, 8th Floor
                Uniondale, NY 11556

(c) Citizenship:

                  USA

(d) Title of Class of Securities:

                  Common Stock, par value $1.00 per share

(e) CUSIP Number:

                  245091103

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) [ ] Broker of Dealer registered under Section 15 of the Act;
        (b) [ ] Bank as defined in Section 3(a)(6) of the Act;
        (c) [ ] Insurance Company as defined in Section 3(a) (19) of the Act;
        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;
        (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;
        (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b) (ii) (F); see
                Item 7;
        (g) [ ] Parent Holding Company, in accordance with Section 240.13d- 1(b)
                (1)(ii)(G); see Item 7;
        (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).

ITEM 4.  Ownership

        (a) Amount Beneficially Owned:

            541,534

        (b) Percent of Class:

            5.6%(1)

        (c) Number of Shares as to which such person has:

                (i)   Sole power to vote or to direct the vote: 541,534
                (ii)  Shared power to vote or direct the vote: -0-
                (iii) Sole power to dispose or direct the disposition of:
                      541,534
                (iv)  Shared power to dispose or direct the disposition of:
                      -0-

ITEM 5.  Ownership of Five Percent or Less of a Class.
         Not Applicable

ITEM 6. Ownership of more than Five Percent on Behalf of Another Person. Not Applicable

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.
         Not Applicable

ITEM 8.  Identification and Classification of Members of the Group.
         Not Applicable

ITEM 9.  Notice of Dissolution of Group.
         Not Applicable


------------------
(1) Based on 9,711,169 shares outstanding at December 31, 2003.

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ITEM 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         The filing of this schedule shall not be construed as an admission that the reporting person is the beneficial owner of the following securities:
548,427 shares held by the Plan for Plan participants.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 13, 2004                    /s/ ENZO VIALARDI
                                            -------------------------
                                            Enzo Vialardi, as Trustee




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